1 of 26

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004
                                  -------------

                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)

         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------


                                Page 1 of 26 Pages
                           Index is located on Page 2

                                                                         2 of 26

                                      INDEX


Document                                                    Page Number
--------                                                    -----------
Press Release dated October 7, 2004                              3

Signature Page                                                  26


                                                                         3 of 26

[ATI Technologies LOGO]

For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2600 xtn 8107 or cevenden@ati.com
                         ----------------

             ATI reports record revenues of US $572.2 million in Q4
                     2004 revenues up 44.1% to $2.0 billion

MARKHAM, ON - October 7, 2004 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced its second consecutive record revenue quarter, driven by sales increases in both the personal computer and consumer product lines.

ATI reported revenues/1/ of $572.2 million for the fourth quarter of fiscal 2004 (ended August 31, 2004), a 50.3% increase over the fourth quarter a year earlier. Gross margin declined 1.8 percentage points to 33.8% over the same period of the previous year as a result of costs associated with the ramp of a number of new desktop products. Net income/2/ per share was $0.24 for the quarter compared to $0.09 last year. ATI's cash position increased $40.9 million during the quarter to $548.9 million as of August 31, 2004.

ATI's fiscal 2004 annual results also produced significant revenue and earnings growth over fiscal 2003. Revenues for the full 2004 fiscal year grew 44.1% to $2.0 billion. Net income for the year increased nearly six-fold to $0.80 per share from $0.14 per share in fiscal 2003.

"Our corporate strategy continues to produce returns," said David Orton, ATI's Chief Executive Officer. "Our PCI Express desktop product line-up is the most competitive product family on the market, resulting in tremendous customer acceptance. In addition, the growth rate of our digital consumer business continues to outpace the market, based on ATI's innovative products for use in cell phones and digital televisions."

-----------------
1 All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

2 Net income is reported according to Canadian GAAP. ATI is not reporting adjusted or proforma net income.

                                                                         4 of 26

Outlook

We expect our leadership in graphics and multimedia technologies for both digital consumer products and PCI Express-based PCs to continue driving growth for ATI in fiscal 2005. As a result, ATI currently expects revenue for the first quarter of fiscal 2005 to be in the range of $600 to $640 million. Gross margin, as a percentage of revenues, is expected to be between 33 and 34%. Operating expenses in the first quarter (excluding the expensing of stock options) are expected to grow between 5 and 10% relative to the fourth quarter of fiscal 2004. In accordance with Canadian generally accepted accounting principles, beginning with the first quarter of fiscal 2005, ATI will expense compensation costs associated with stock options granted to employees after September 1, 2002. The charge in the first quarter of fiscal 2005 will be approximately $7.0 million.

ATI continues to be optimistic about its outlook for fiscal 2005, but anticipates some seasonality, where the first quarter is strong, followed by a slightly weaker revenue and profit profile for the second and third quarters. The fourth quarter is expected to build off of the third quarter.

Management's Discussion and Analysis of Interim Financial Results

In this Management's Discussion and Analysis (MD&A), ATI, we, us and our, mean ATI Technologies Inc. and its subsidiaries.

About forward-looking statements:

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions.

This MD&A and other sections of this news release contain forward-looking statements about ATI's objectives, strategies, financial condition and results. These "forward-looking" statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2003 Annual Information Form and Annual Report.

Any reference to "year-over-year" in this MD&A refers to a comparison of this year's fourth quarter results versus the fourth quarter of the prior year unless otherwise noted.

                                                                         5 of 26


Financial Results Analysis

Revenues
--------

Fourth quarter revenues of $572.2 million grew by 50.3% from $380.7 million in the same period a year ago. The gains in the fourth quarter were largely driven by revenue increases in all of our main business lines. Desktop discrete chip revenues grew about 40% as a result of PCI Express business with OEMs and expanded sales in the add-in-board (AIB) channel. Total notebook chip revenues (integrated and discrete) increased almost 20% resulting from market growth that was partially offset by market share declines in the notebook integrated market. Handset chip revenues more than doubled for a number of reasons -- increased demand from cell phone manufacturers, a growing number of design wins, a growing cell phone market overall, and the increasing proportion of the market claimed by camera phones. Our digital television revenues grew dramatically based on market growth and continued penetration of our products among top digital TV manufacturers.

Gross Margin
------------

Our gross margin for the fourth quarter of fiscal 2004 was 33.8% -- down 1.8 percentage points from 35.6% in the same period a year ago. The margin for our desktop discrete products declined relative to the fourth quarter of the previous year primarily due to early production costs associated with the introduction and ramp of our new PCI Express products. Gross margin for the fourth quarter of fiscal 2003 also benefited from higher margins in desktop discrete. The overall margin decline of our PC products was slightly offset by increases in our consumer products, which have margins that are typically higher than our corporate average.

Our royalty income from Nintendo, and our non-recurring engineering revenues, are reported under "Other" in our segmented reporting. Please see Note 11 to our unaudited consolidated interim financial statements for further information on our segmented reporting.

Operating Expenses
------------------

Selling and marketing expenses increased by 10.6% year-over-year to $30.5 million. The increase in expenses related primarily to increased staff for sales and technical sales support, an increased investment in advertising designed to improve ATI's brand awareness and to create demand in the PC market, as well as increased marketing activities to support our brands, product launches, and participation in industry trade shows.

                                                                         6 of 26


Administrative expenses were up 11.3% year-over-year to $11.7 million due to increased staffing levels to support a growing business, and incentive-based compensation.

Research and development expenses increased 25.8% year-over-year to $77.1 million. This increase was largely a result of additional headcount to support broader programs in growing business areas, and increased prototyping costs - primarily in the desktop, integrated and notebook business units. These efforts have led to a number of design wins which we believe will result in continued growth in our business. Higher costs associated with licensing fees also added to the increase in R&D.

Other Charges
-------------

We recorded other charges totaling $0.2 million in the fourth quarter. This compares favorably to other charges of $10.4 million for the fourth quarter last year. Last year's charges related largely to the settlement of patent litigation and restructuring charges related to the closure of our European R&D operations. Please see Note 8 to our unaudited consolidated interim financial statements for further information.

Total Operating Expenses
------------------------

Our total operating expenses reflect the operating expenses detailed earlier, as well as amortization of intangible assets. For further information on the treatment of the amortization of intangible assets, please see Note 4 to our unaudited consolidated interim financial statements.

Interest and Other Income
-------------------------

Our interest and other income was $2.8 million in the fourth quarter of 2004, compared with $0.7 million for the comparable period in fiscal 2003. Interest and other income in 2004 was derived principally from interest on our higher cash balances.

Net Income
----------

Net income almost tripled to $61.2 million in the fourth quarter of 2004 from $22.3 million in the same quarter last year as a result of the significant increase in sales.

                                                                         7 of 26

Liquidity and Financial Resources

Fourth quarter inventory levels were steady relative to the third quarter of 2004 at $254.9 million. Inventory is up 44.4% since the end of the last fiscal year, August 31, 2003. The increase relative to August 31, 2003 is a direct result of our substantially increased sales.

Accounts receivable were up 55.9% to $365.6 million from the year ended August 31, 2003. Accounts payable are up 43.7% to $274.8 million from the year ended August 31, 2003. Both accounts receivable and accounts payable are within our target range for current sales levels.

Deferred revenue for the fourth quarter was $29.1 million, a decrease of $0.2 million from the third quarter and down $8.5 million from the end of fiscal 2003. Deferred revenue primarily relates to payments associated with development contracts where revenue is recognized on a percentage of completion basis, but payments are made according to contract terms.

As of August 31, 2004 we had working capital of $694.7 million compared to $430.3 million at August 31, 2003. Cash flows from operations were $35.9 million in the fourth quarter. Our cash position was $548.9 million at the end of the fourth quarter, up from $350.7 million at the end of fiscal 2003. Our cash position increased mainly as a result of increased earnings throughout the fiscal year.


Conference Call Information

ATI Technologies Inc. will host a conference call today to discuss its financial results for the fourth quarter of its 2004 fiscal year ended August 31, 2004. To participate in the conference call, please dial 416-405-9310 ten minutes before the scheduled start of the call. No password is required. A live web cast of the conference call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Financial Information section, 2004 Conference Calls - Q4 2004. Replays of the conference call will be available through October 14, 2004 by calling 416-695-5800. The passcode is 3098802. A web cast replay will be available at the web site noted above.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

                                                                        8 of 26


Copyright 2004 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.


For media or industry analyst support, visit our Web site at http://www.ati.com
                                                             ------------------

Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com
---------------------------------

For investor relations support, please contact:

Janet Craig, Director, Investor Relations, ATI Technologies Inc., at (905) 882-2631 or janet@ati.com
            -------------
                                     - 30 -

                        - FINANCIAL STATEMENTS ATTACHED -

                                                                        9 of 26

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)
(Thousands of US dollars, except per share amounts)


------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended                              Twelve months ended
                                           August 31               August 31               August 31                August 31
                                             2004                    2003                     2004                    2003
------------------------------------------------------------------------------------------------------------------------------
Revenues                               $ 572,218    100.0%  $ 380,674    100.0%   $ 1,996,717    100.0%   $ 1,385,293  100.0%
Cost of goods sold                       378,792     66.2%    245,191     64.4%     1,299,597     65.1%       952,001   68.7%
------------------------------------------------------------------------------------------------------------------------------
Gross margin                             193,426    33.8 %    135,483     35.6%       697,120     34.9%       433,292   31.3%
Expenses
     Selling and marketing                30,543      5.3%     27,628      7.3%       122,802      6.2%        96,925    7.0%
     Research and development             77,073     13.5%     61,285     16.1%       269,909     13.5%       212,976   15.4%
     Administrative                       11,745      2.0%     10,557      2.8%        48,867      2.4%        39,413    2.8%
     Amortization of intangible
     assets                                1,486      0.3%      1,271      0.3%         6,115      0.3%        10,767    0.8%
     Other charges (recoveries)
     (Note 8)                                155      -        10,440      2.7%         (304)      -           28,724    2.1%
------------------------------------------------------------------------------------------------------------------------------
                                         121,002     21.1%    111,181     29.2%       447,389     22.4%       388,805   28.1%
------------------------------------------------------------------------------------------------------------------------------
Income from operations                    72,424     12.7%     24,302      6.4%       249,731     12.5%        44,487    3.2%

Interest and other income                  2,815      0.5%        714      0.2%         4,257      0.2%           506     -
Gain (loss) on investments                    -       -         3,844      1.0%       (1,307)      -            3,876    0.3%
Interest expense                           (499)    (0.1%)      (516)    (0.1%)       (2,058)    (0.1%)       (1,899)  (0.1%)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                74,740     13.1%     28,344      7.5%       250,623     12.6%        46,970    3.4%
Income taxes                              13,584      2.4%      6,050      1.6%        45,824      2.3%        11,741    0.9%
------------------------------------------------------------------------------------------------------------------------------
Net income                             $  61,156     10.7%  $  22,294      5.9%     $ 204,799     10.3%     $  35,229    2.5%
Retained earnings, beginning of
    period                               247,669               81,732                 104,026                  68,797
------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period       $ 308,825            $ 104,026               $ 308,825               $ 104,026
==============================================================================================================================
Net income per share (Note 9)
    Basic                                 $ 0.25               $ 0.09                  $ 0.84                  $ 0.15
    Diluted                                 0.24                 0.09                    0.80                    0.14
==============================================================================================================================
Weighted average number of shares
    (000's)
    Basic                                247,699              240,647                 245,257                 238,251
    Diluted                              256,849              249,525                 255,092                 244,353
Outstanding number of shares at the
    end of the quarter  (000's)          249,287              241,742                 249,287                 241,742
==============================================================================================================================



See accompanying notes to unaudited consolidated interim financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                        10 of 26

ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Thousands of US dollars)



 ------------------------------------------------------------- ------------------ ----------------
                                                                   August 31         August 31
                                                                      2004              2003
 ------------------------------------------------------------- ------------------ ----------------
                                                                                     (Audited)
 Assets
 Current assets:
      Cash and cash equivalents                                        $ 446,808        $ 300,905
      Short-term investments                                             102,108           49,784
      Accounts receivable                                                365,644          234,548
      Inventories                                                        254,867          176,494
      Prepayments and sundry receivables                                  21,873           31,753
      Future income tax assets                                             8,076            3,772
 ------------------------------------------------------------- ------------------ ----------------
 Total current assets                                                  1,199,376          797,256

 Capital assets                                                           85,943           86,890
 Intangible assets (Note 4)                                                5,558            8,811
 Goodwill (Note 4)                                                       190,095          190,095
 Long-term investments                                                     2,751            3,960
 Tax credits recoverable                                                   9,193           21,181
 Future income tax assets                                                 20,570            7,865
 ------------------------------------------------------------- ------------------ ----------------
      Total Assets                                                   $ 1,513,486      $ 1,116,058
 ============================================================= ================== ================
 Liabilities and Shareholders' Equity
 Current liabilities:
      Accounts payable                                                 $ 274,772        $ 191,196
      Accrued liabilities                                                199,129          136,709
      Deferred revenue                                                    29,131           37,669
      Current portion of long-term debt (Note 6)                           1,571            1,394
      Future income tax liabilities                                           54                -
 ------------------------------------------------------------- ------------------ ----------------
 Total current liabilities                                               504,657          366,968

 Long-term debt (Note 6)                                                  28,053           28,073
 Future income tax liabilities                                            36,088           21,408
 ------------------------------------------------------------- ------------------ ----------------
 Total liabilities                                                       568,798          416,449
 Shareholders' equity:
      Share capital                                                      638,985          582,454
      Treasury stock (Note 12)                                          (22,100)                -
      Contributed surplus                                                 10,704            4,855
      Retained earnings                                                  308,825          104,026
      Currency translation adjustments                                     8,274            8,274
 ------------------------------------------------------------- ------------------ ----------------
 Total shareholders' equity                                              944,688          699,609
 ------------------------------------------------------------- ------------------ ----------------
      Total Liabilities and Shareholders' Equity                     $ 1,513,486      $ 1,116,058
============================================================== ================== ================



See accompanying notes to unaudited consolidated interim financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                        11 of 26


ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Thousands of US dollars)



------------------------------------------------------ ----------------------------- --------------------------
                                                            Three months ended            Twelve months ended
                                                        August 31       August 31     August 31     August 31
                                                           2004            2003         2004          2003
------------------------------------------------------ ------------- ------------- ------------- -------------
Cash provided by (used in):
Operating activities:
Net income                                                 $ 61,156      $ 22,294     $ 204,799      $ 35,229
Items which do not involve cash:
    Tax credits recoverable                                   6,435         (130)        11,988      (21,181)
    Future income taxes                                     (5,604)           720       (2,275)       (1,802)
    Stock-based compensation                                  1,670          -            5,849           -
    Depreciation and amortization                             6,177         6,276        26,031        34,705
    Other charges (Note 8)                                     -             -              -           1,400
    Loss (gain) on investments                                 -          (3,844)         1,307       (3,876)
    Gain on sale of long-lived assets (Note 8)                 -             -            (538)           -
    Foreign exchange loss (gain)                                826          (93)           961         3,637
Change in non-cash operating working capital:
    Accounts receivable                                    (69,018)      (29,568)     (131,096)      (93,422)
    Inventories                                             (2,085)      (40,064)      (78,373)        15,627
    Prepayments and sundry receivables                        7,387       (6,129)         9,880       (8,678)
    Accounts payable                                          5,028        33,013        83,576        19,103
    Accrued liabilities                                      24,117        46,511        61,380        87,288
    Deferred revenue                                          (215)        19,067       (8,538)        37,419
------------------------------------------------------ ------------- ------------- ------------- -------------
                                                             35,874        48,053       184,951       105,449
------------------------------------------------------ ------------- ------------- ------------- -------------
Financing activities:
Decrease in bank indebtedness                                   -             -             -         (12,015)
Addition to long-term debt                                      -             -             -          10,709
Principal payment on long-term debt                            (367)         (335)       (1,442)       (1,064)
Settlement of swap contract                                     -             -             -          (1,365)
Issuance of common shares                                    11,843        14,373        56,531        20,977
Repurchase of common shares (Note 12)                           -             -         (22,100)         -
Repayment of share purchase loans                               -             -             -             225
------------------------------------------------------ ------------- ------------- ------------- -------------
                                                             11,476        14,038        32,989        17,467
------------------------------------------------------ ------------- ------------- ------------- -------------
Investing activities:
Purchase of short-term investments                        (102,108)           -       (142,015)      (49,784)
Maturity of short-term investments                             -              -          89,691        49,649
Additions to capital assets                                 (6,738)       (3,667)      (20,671)      (16,390)
Purchase of long-term investments                              -          (2,460)          (98)       (2,460)
Proceeds from sale of investments                              -            9,749          -           10,029
Proceeds from sale of long-lived assets (Note 8)               -              -           2,489           -
Acquisitions, net of cash acquired (Note 3)                    -              -          (2,071)          -
------------------------------------------------------ ------------- ------------- ------------- -------------
                                                          (108,846)         3,622      (72,675)       (8,956)
------------------------------------------------------ ------------- ------------- ------------- -------------
Foreign exchange gain (loss) on cash held in foreign
    currency                                                    280         (266)           638         (181)
------------------------------------------------------ ------------- ------------- ------------- -------------
Increase (decrease) in cash and cash equivalents           (61,216)        65,447       145,903       113,779
Cash and cash equivalents - beginning of period             508,024       235,458       300,905       187,126
------------------------------------------------------ ------------- ------------- ------------- -------------
Cash and cash equivalents - end of period                   446,808       300,905     $ 446,808       300,905
    Short-term investments                                  102,108        49,784       102,108        49,784
------------------------------------------------------ ------------- ------------- ------------- -------------
Cash position - end of period                             $ 548,916     $ 350,689     $ 548,916     $ 350,689
====================================================== ============= ============= ============= =============



                                                                       12 of 26


ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to unaudited consolidated interim financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                        13 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)

The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.


1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2003.

These consolidated condensed financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended August 31, 2003, except for the following accounting policy adopted during the fiscal quarter ended May 31, 2004:

(a) The Company adopted CICA Accounting Guideline No. 13, "Hedging Relationships", for its derivative instruments. Commencing in the third quarter of fiscal 2004, the Company engaged in activities to purchase certain derivative financial instruments, principally forward foreign exchange contracts ("Forwards"), to manage its foreign currency exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     The Company purchases Forwards to hedge anticipated Canadian dollar expenses pertaining to its operations in Canada. These instruments are not recognized in the consolidated financial statements at inception. Foreign exchange gains and losses on these contracts are deferred off-balance sheet and recognized as an adjustment to the operating expenses when the operating expenses are incurred.

     Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented.

                                                                        14 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)

2. FINANCIAL INSTRUMENTS

The Company enters into Forwards to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell US dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

During the fourth quarter fiscal 2004, the Company purchased Forwards to buy $35.0 million Canadian dollars in the next three months at an average exchange rate of 1.3793. All of the Forwards have become favourable to the Company since their inception and have a fair value of $1.3 million at August 31, 2004.


3. ACQUISITIONS

On September 2, 2003, the Company acquired certain assets located in Taiwan and China from AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for consideration of $3.1 million. The purchase price was allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.


4. GOODWILL AND INTANGIBLE ASSETS

The net book values of goodwill and intangible assets at August 31, 2004 and August 31, 2003 are as follows :




       (Thousands of US dollars)
      ----------------------------- ------------ ----------------- -------------- -----------------
                                      Cost         Accumulated       Net book       Net book value
                                                   amortization        value
                                                  August 31, 2004                   August 31, 2003
      ----------------------------- ------------ ----------------- -------------- -----------------
      Purchased in-process R & D       $ 56,250          $ 56,250         $ -            $     -
      Core technology                    23,670            18,112          5,558             8,811
      Other                               2,862             2,862            -                 -
      ----------------------------- ------------ ----------------- -------------- -----------------
      Total intangible assets          $ 82,782          $ 77,224        $ 5,558           $ 8,811
      ============================= ============ ================= ============== =================
      Goodwill                        $ 376,788         $ 186,693      $ 190,095         $ 190,095
      ============================= ============ ================= ============== =================



Amortization expense related to intangible assets amounted to $1.5 million and $6.1 million for the three months and twelve months ended August 31, 2004 respectively (2003 - $1.3 million and $10.8 million).

During the fourth quarter of fiscal 2004, the Company performed its annual goodwill impairment test in accordance with the CICA Handbook Section 3062 "Goodwill and Other Intangible Assets" and determined that there was no goodwill impairment in fiscal 2004.

                                                                        15 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)


5. CREDIT FACILITIES
The Company maintains committed operating credit facilities aggregating $43.0 million with a single financial institution. There are no borrowings outstanding under these facilities.


6. LONG-TERM DEBT



       (Thousands of US dollars)
      ------------------------------------- ------------ ------------- ------------
                                             Interest      August 31     August 31
                                               rate          2004           2003
      ------------------------------------- ------------ ------------- ------------

      Obligation under capital lease (i)       6.31%         $ 18,049     $ 17,785
      Mortgage payable (ii)                    6.96%           11,575       11,682
      ------------------------------------- ------------ ------------- ------------
                                                               29,624       29,467
      Less : Current portion                                    1,571        1,394
      ------------------------------------- ------------ ------------- ------------
      Long-term portion                                      $ 28,053     $ 28,073
      ===================================== ============ ============= ============



         (i)   Obligation under capital lease :
               The Company's obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario ("Building Facility"). The capital lease is denominated in Canadian dollars. As at August 31, 2004, the remaining amount outstanding on the capital lease was $18.0 million (Cdn. $23.7 million).

        (ii)   Mortgage payable :
               On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company's proportionate share of the mortgage as at August 31, 2004 amounted to $11.6 million (Cdn. $15.2 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.


7. GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount of $2.3 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

                                                                        16 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)


8. OTHER CHARGES (RECOVERIES)

Other charges (recoveries) include the following items:




       (Thousands of US dollars)
      -------------------------------------------------------------- ------------------------ ----------------------
                                                                       Three months ended        Twelve months ended
                                                                            August 31                 August 31
                                                                         2004         2003        2004         2003
      -------------------------------------------------------------- ---------- ----------- ----------- ------------
      Settlement of class action lawsuits (i)                          $  -       $ (3,330)       $ -       $ 4,670
      Regulatory matters (ii)                                              342         728       1,885        5,828
      Restructuring charge (recovery) - European operations (iii)        (187)       3,777       (725)        6,542
      Lease exit charge (recovery) (iv)                                    -           265     (1,464)        2,684
      Settlement of patent litigation with Cirrus Logic, Inc. (v)          -         9,000        -           9,000
      -------------------------------------------------------------- ---------- ----------- ----------- ------------
      Total                                                              $ 155    $ 10,440     $ (304)     $ 28,724
      ============================================================== ========== =========== =========== ============




     (i)   Settlement of class action lawsuits:

           On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement received final court approval on April 28, 2003 and included no admission of liability or wrongdoing by the Company or other defendants. No party timely appealed from the Court's order.

           During the fourth quarter of fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

     (ii)  Regulatory matters:

           In January 2003, the Company announced that Staff of the Ontario Securities Commission ("OSC") had filed a Notice of Hearing and Statement of Allegations ("Notice") in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to Staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the then Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The hearing originally set for February - March 2004 has been rescheduled to October - November 2004.

                                                                        17 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)

8. OTHER CHARGES (RECOVERIES) (CONTINUED)

     (iii) Restructuring charge (recovery) - European operations:
           The following table details the activity through the restructuring liabilities accrual :




              (Thousands of US dollars)
             -------------------------------- ---------------------- -------------------------
                                                Three months ended         Twelve months ended
                                                      August 31                August 31
                                                2004           2003        2004           2003
             -------------------------------- --------- ------------- ------------ -------------
             Balance, beginning of period        $ 778      $  1,127     $ 4,246         $ -
             Provision (recovery)                (187)         3,777        (187)         5,142
             Cash payments                       (573)          (658)     (4,041)          (896)
             -------------------------------- --------- ------------- ------------ -------------
             Balance, end of period               $ 18      $  4,246        $ 18        $ 4,246
             ================================ ========= ============= ============ =============


             (a) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited ("ATEL"), its subsidiary in Dublin, Ireland and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of the building facility, to estimated fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

                  During the first quarter of fiscal 2004, the Company was able to sell the building facility at a higher price than originally estimated resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the same quarter.

            (b) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

                  During the fourth quarter of fiscal 2004, the Company recovered $0.2 million relating to the restructuring charge of ATI Research GmbH.

                  During the three months and twelve months ended August 31, 2004, the Company made cash payments of $0.6 million and $3.5 million respectively relating to the pre-tax charge setup in the fourth quarter of fiscal 2003. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003. The remaining balance relates to unpaid facility costs and legal fees.

                                                                        18 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)


8. OTHER CHARGES (CONTINUED)

     (iv) Lease exit charge (recovery):

          During the second quarter of fiscal 2003, the Company determined that it would exit the two leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge for the second quarter.

          During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $0.3 million related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

          During the second quarter of fiscal 2004, the Company determined that it would re-occupy one of the two leased properties due to an expansion of business. This resulted in a reduction of the previously accrued exit charge liability in the amount of $0.6 million for the quarter.

          During the third quarter of fiscal 2004, the Company determined that it would re-occupy the remaining leased property resulting in a reduction of the previously accrued exit charge liability of $0.9 million.

      (v) Settlement of patent litigation with Cirrus Logic, Inc.:

          Subsequent to the year end of fiscal 2003, the Company and Cirrus announced that they had entered into a cross-license agreement and had settled all outstanding litigation between the Companies related to certain patent infringement lawsuits.

          Under the settlement agreement, all outstanding claims and counterclaims in the lawsuits between the Company and Cirrus were dismissed. In connection with the settlement, Cirrus would transfer to the Company a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, for a cash payment of $9.0 million from the Company.

                                                                        19 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)


9. NET INCOME PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income per share:




       (Thousands of US dollars, except per share amounts)
      ---------------------------------------------- ----------------------- -----------------------
                                                        Three months ended       Twelve months ended
                                                            August 31                August 31
                                                        2004          2003      2004           2003
      ---------------------------------------------- ---------- ------------ ------------ -----------
      Net income                                      $ 61,156     $ 22,294    $ 204,799     $ 35,229
      ============================================== ========== ============ ============ ===========
      Weighted average number of common shares
      outstanding (000's):
          Basic                                        247,699      240,647      245,257      238,251
          Effect of dilutive securities                  9,150        8,878        9,835        6,102
      ---------------------------------------------- ---------- ------------ ------------ ------------
          Diluted                                      256,849      249,525      255,092      244,353
      ============================================== ========== ============ ============ ===========
      Net income per share
          Basic                                         $ 0.25       $ 0.09       $ 0.84       $ 0.15
          Diluted                                       $ 0.24       $ 0.09       $ 0.80       $ 0.14
      ============================================== ========== ============ ============ ===========



Certain options that are anti-dilutive were excluded from the calculation.

10. SUPPLEMENTAL CASH FLOW INFORMATION



      (Thousands of US dollars)
      --------------------------- ---------------------------- ----------------------
                                     Three months ended           Twelve months ended
                                          August 31                    August 31
                                       2004         2003          2004         2003
      --------------------------- ------------------------- -------------------------
      Cash paid for:
          Interest                    $   472        $ 485      $ 1,946      $ 1,739
          Income taxes                    187          296        1,653        2,127
      Interest received               $ 1,409        $ 610      $ 4,358      $ 2,902
      --------------------------- ------------ ------------ ------------ ------------


                                                                        20 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)

11. SEGMENTED INFORMATION


The Company operates in one primary operating segment, that being the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions.


The following tables provide revenues by geographic area and by product, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.





      (Thousands of US dollars)
      --------------------------------------------------- -------------------------- -----------------------------
                                                             Three months ended                Twelve months ended
                                                                  August 31                         August 31
                                                            2004             2003          2004            2003
      --------------------------------------------------- ------------- ------------- -------------- --------------
      Revenues:
          Canada                                             $   4,990     $   5,076    $    22,439    $    20,065
          United States                                         82,212        55,615        257,542        258,545
          Europe                                                17,332        21,800         95,287        113,193
          Asia-Pacific                                         467,684       298,183      1,621,449        993,490
      --------------------------------------------------- ------------- ------------- -------------- --------------
      Consolidated revenues                                  $ 572,218     $ 380,674    $ 1,996,717    $ 1,385,293
      =================================================== ============= ============= ============== ==============
      Product revenues:
          Components                                         $ 449,391     $ 299,428    $ 1,581,413    $   962,735
          Boards                                               111,905        77,682        364,335        397,533
          Others                                                10,922         3,564         50,969         25,025
      --------------------------------------------------- ------------- ------------- -------------- --------------
      Consolidated revenues                                  $ 572,218     $ 380,674    $ 1,996,717    $ 1,385,293
      =================================================== ============= ============= ============== ==============
      Capital assets, intangible assets and goodwill:
          Canada                                                                        $    73,863    $    74,332
          United States                                                                     206,147        208,764
          Europe                                                                                165          2,277
          Asia-Pacific                                                                        1,421            423
      ---------------------------------------------------                             -------------- --------------
      Consolidated capital assets, intangible assets
         and goodwill                                                                   $   281,596    $   285,796
      ===================================================                             ============== ==============


                                                                        21 of 26



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)


12. STOCK-BASED COMPENSATION

     (i) Stock options

         For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the "fair value" of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income per share would have been reported as the pro forma amounts indicated below:




         (Thousands of US dollars, except per share amount)
          ---------------------------------------- ----------------------------- --------------------
                                                       Three months ended       Twelve months ended
                                                           August 31                 August 31
                                                     2004           2003          2004          2003
          ---------------------------------------- ----------- ----------- ------------- ------------
          Net income for the period, as reported     $ 61,156    $ 22,294     $ 204,799     $ 35,229
          Pro forma adjustment for stock-based
          compensation                                (6,100)       (205)      (13,318)        (525)
          ---------------------------------------- ----------- ----------- ------------- ------------
          Pro forma net income                       $ 55,056    $ 22,089     $ 191,481     $ 34,704
          ======================================== =========== ============ ============ ============
          Pro forma net income per share:
               Basic                                   $ 0.22      $ 0.09        $ 0.78       $ 0.15
               Diluted                                 $ 0.21      $ 0.09        $ 0.75       $ 0.14
          ======================================== =========== ============ ============ ============



         The weighted average estimated fair values at the date of grant for the stock options granted for the three months and twelve months ended August 31, 2004 were $9.20 and $8.96 per share respectively. No options were issued during the three months ended August 31, 2003 and the weighted average estimated fair value of the stock options granted for the twelve months ended August 31, 2003 was $2.65 per share. The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:




          ----------------------------------------------- -------------------------- --------------------------
                                                            Three months ended         Twelve months ended
                                                                August 31                  August 31
                                                            2004          2003          2004          2003
          ----------------------------------------------- ------------- ------------ ------------- -------------
          Risk-free interest rate                                 3.4%     -                 3.7%          3.1%
          Dividend yield                                          0.0%     -                 0.0%          0.0%
          Volatility factor of the expected market
            price of the Company's common shares                 67.8%     -                69.2%         71.1%
          Weighted average expected life of the options      4.1 years     -            4.2 years     4.2 years
          ----------------------------------------------- ------------- ------------ ------------- -------------



                                                                        22 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)


12. STOCK-BASED COMPENSATION (CONTINUED)

     (i) Stock options (continued)

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight line basis over the options' vesting period.

   (ii)  Restricted share units

         During the first quarter of fiscal 2004, the Company adopted a plan to grant restricted share units ("RSUs") as part of its overall stock-based compensation plan. Under this plan, certain employees will receive an award in the form of an RSU. Each RSU entitles the holder to receive one common share on the vesting date of the RSUs. The RSUs vest on each anniversary of the grant in equal one-third instalments over a vesting period of three years. Stock-based compensation, representing the underlying value of $14.17 per common share of the Company at the date of grant of the RSUs, is being recognized evenly over the three-year vesting period. On the vesting dates, the RSUs are settled by the delivery of common shares of the Company to the participants except for the participants residing outside of North America who will receive cash equivalent market value of the shares. Grants of RSUs to participants residing outside of North America are accounted for using variable plan accounting whereby the value of the RSUs and its related amortization are adjusted based on the underlying value of the Company's common shares at the end of each fiscal quarter. As at August 31, 2004, there were 1,514,450 RSUs awarded and outstanding of which none were vested.

         The issuance of RSUs replaced the annual grant of options for the 2003 calendar year. In addition, a one-time cash payment of $7.8 million was also awarded to the non-executive employees who were eligible for the RSU plan during the first quarter of fiscal 2004. The full amount of the cash payment was expensed in the first quarter. The total expenses by functional areas incurred for the three months and twelve months ended August 31, 2004 pertaining to the cash payment and amortization of RSUs are as follows:




         (Thousands of US dollars)
          -------------------------------- ------------------- ---------------------
                                           Three months ended    Twelve months ended
                                            August 31, 2004        August 31, 2004
          -------------------------------- ------------------ ----------------------
          Selling and marketing                      $   256            $  2,064
          Research and development                     1,207              10,454
          Administrative                                 200               1,685
          -------------------------------- ------------------ -------------------
                                                     $ 1,663            $ 14,203
          -------------------------------- ------------------ -------------------



       During 2004, the Company advanced $22.1 million to the trustee of the RSU plan to enable the trustee to purchase the Company's common shares in the open market. At August 31, 2004 1,467,304 shares are being held by the trustee in order to deliver such shares to the participants on the vesting of the RSUs.

       The cost of the purchase of these shares is classified as treasury stock and presented as a reduction of shareholders' equity in the Company's consolidated balance sheet.

                                                                        23 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)


12. STOCK-BASED COMPENSATION (CONTINUED)

    (iii) Deferred share units

          During the second quarter of fiscal 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors. Under this plan, the directors will receive DSUs, in addition to cash payments, as part of their annual compensation package. A DSU is a unit equivalent in value to one common share of the Company based on the five-day average trading price of the Company's common shares on the Nasdaq Stock Market (the "Weighted Average Price") immediately prior to the date on which the value of the DSU is determined. DSUs may be redeemed following termination of Board service, and prior to the end of the year following departure from the Board based on the Weighted Average Price at the time of redemption. Alternatively, a director may elect to receive RSUs in lieu of DSUs provided the market value of his holdings in the Company's common stock equity is greater than $350,000. As at August 31, 2004, there were 92,082 DSUs outstanding of which 75,155 were vested.

          As of the date of the grant, the fair value of the DSUs outstanding, being the fair market value of the Company's common shares at that date, will be recorded as a liability on the Company's balance sheet and will be amortized over the one year vesting period of the DSU. The value of the DSU liability will be adjusted to reflect changes in the market value of the Company's common shares. The expenses for this quarter and the twelve months ended August 31, 2004 relating to DSUs granted to the directors for services rendered were $0.03 million and $1.2 million respectively.

                                                                        24 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)

13. U.S. GAAP

The following table reconciles the net income as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income (loss) that would have been reported had the financial statements been prepared in accordance with U.S.
GAAP:




   (Thousands of US dollars, except per share amounts)
   ---------------------------------------------------- ----------------------------- -----------------------
                                                           Three months ended       Twelve months ended
                                                                August 31                 August 31
                                                          2004          2003         2004          2003
   ---------------------------------------------------- ------------- ------------ ------------- ------------
   Net income in accordance with Canadian GAAP              $ 61,156     $ 22,294     $ 204,799     $ 35,229
   Tax effect of stock options exercised                     (2,253)      (1,704)       (7,291)      (2,083)
   Loss on hedging transactions                                   28           28           112           94
   Amortization of purchased in-process research and
   development                                                   -            442           -          4,417
   Stock compensation expenses (i), (ii)                       (925)     (21,879)       (9,579)     (25,486)
   Restructuring charges not yet incurred                        -          (270)           -           -
   ---------------------------------------------------- ------------- ------------ ------------- ------------
   Net income (loss) in accordance with U.S. GAAP           $ 58,006    $ (1,089)     $ 188,041     $ 12,171
   ==================================================== ============= ============ ============= ============
   Net income (loss) per share:
        Basic                                                 $ 0.23     $ (0.00)        $ 0.77       $ 0.05
        Diluted                                               $ 0.23     $ (0.00)        $ 0.74       $ 0.05
  ===================================================== ============= ============ ============= ============
  Weighted average number of shares (000's):
        Basic                                                247,699      240,647       245,257      238,251
        Diluted                                              256,849      240,647       255,092      244,353
  ===================================================== ============= ============ ============= ============


                                                                        25 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2004
(Unaudited)


13. U.S. GAAP (CONTINUED)

     (i) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

     (ii) Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.


14. SUBSEQUENT EVENT

     (i) On September 1, 2004, the Company acquired certain assets of RT&C International, its sales organization for South Korea, for cash consideration of $2.6 million, plus acquisition related costs.

     (ii) In September 2004, ATI signed an agreement to purchase the shares of a company for cash consideration of up to $3.6 million, plus acquisition related costs. The company, a high technology embedded solutions provider, is located in India. The acquisition is subject to regulatory approval and is expected to close by October 31, 2004.

                                                                        26 of 26



                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  ATI TECHNOLOGIES INC.



Date:  October 7, 2004            By:  //Terry Nickerson//
                                       -------------------------------------------
                                       Name:    Terry Nickerson
                                       Title:   Senior Vice President, Finance and
                                       Chief Financial Officer

